SANTA MONICA PARTNERS, L.P.
Our 25th Anniversary
1982-2007
1865 Palmer Avenue
Larchmont   New York   10538
Tel. 914.833.0875     Fax 914.833.1068
www.smplp.com


March 20, 2007

Warwick Valley Telephone Company Board of Directors
Ms. Kelly C. Bloss
Mr. Jeffrey D. Alario
Mr. Wisner H. Buckbee
Mr. Philip S. Demarest
Mr. Robert J. DeValentino
Mr. Herb Gareiss, Jr.
Mr. Thomas H. Gray
Mr. Douglas J. Mello
Mr. Joseph J. Morrow

Warwick Valley Telephone Company
47 Main Street
Warwick, New York 10990


Dear Gentlemen and Lady:

"Our greatest weariness comes from work not done."  (Eric
Hoffer)

In numerous letters to this board over the past five years we have communicated our long held view that separation of the Warwick Valley Telephone Company actively operated telecom from the Company's passive investment portfolio investments would be very beneficial to shareholder value. Separation may still have merit as a means of enhancing shareholder value particularly since the board has just seen fit to spend $4.5 million to increase Warwick's ownership of its passive investment in the Orange County/Poughkeepsie cellular partnership. However, our suggestions to accomplish a separation have to date always fallen on deaf ears and have been completely ignored by the board without so much as a single note of recognition.

With the board continuing along on its current course, appearing to be more focused on board resignations and replacements, which is akin to rearranging the deck chairs on the Titanic, 2006 revenues expected to be down 8% and operations in the red as reported last night, and yet another late K-1 filing, one can only foresee a continuing decline in the value of Warwick and its stock.

While a separation of the passive investments from the operating business may remain a viable possibility, regrettably we have come to believe that a sale of the Company to the highest bidder may be simpler for this board to handle and therefore, may now be the only way to salvage the remaining shareholder value Warwick possesses.

An immediate sale, especially of the telecom business, clearly is in the best interest of Warwick's entire set of constituencies; shareholders, customers, and employees alike. The traditional telecommunications world in which there were many small telephone companies is vanishing. Every day well-funded cable and internet competitors are taking market share from the smaller traditional landline companies like Warwick whose lunch and dinner are being eaten by Cablevision. We have tried to tell you, Warwick's board, and the recently resigned management, it is futile to compete with companies that have much greater economies of scale and can offer our customers more services at lower prices.

Warwick Valley Telephone has nevertheless stuck to its same old ostrich-like methods and philosophy pouring millions of dollars into technologies in a futile effort to compete in video and internet services as well as telephone service. That strategy has not worked; senior management has turned over ? every single one have all resigned ? more than 20% of the employees have been laid off and the formerly profitable Warwick Valley Telephone has for two years in a row and is apparently now incurring operating losses. Warwick's stock price, which reached $34 per share in November 2003, has declined steadily to nearly $16.

None of this is any wonder of course because since 2000
Warwick?s revenues have been stuck at $27 million through 2005 and we are today informed of the further decline from $27.3 million in 2005 to $25.2 million last year. Operating income declined annually, from $7.64 million in 2000, to $7.32 million in 2001, to $5.27 million in 2002, to $3.18 million in 2003, to $1.11 million in 2004, and turned into a LOSS of $2.95 million in 2005, and a according to the latest report available, the nine months ended September 30, 2006, the LOSSES continued to mount as they were $2.89 million compared with $2.58 million in the prior year period.

There has not been any plan available or in place to change anything and the company is steadily deteriorating. That is as plain as the noses on all of our faces. There is no plan as to where the company is going and therefore how it is to get there. In fact, there is no executive management to carry out a plan; only two interim gentlemen each of whom are employed on a month to month basis, and at that, at over twice the compensation the previous CEO and CFO were paid before each resigned. Most surprisingly last night it was announced that the temporary CEO who is employed on a month to month basis was appointed a director until the Company's upcoming Annual Meeting of Shareholders which should be next month or until one can be found should it take longer. Proving once again the board is more fixated with on filling a board seat for a month or so and which has been vacant for ages, than dealing with the failing operations and finding a CEO and CFO whose vacancies became known many months ago.

It is appears doubtful that even if there was plan, and even if there was a management team, and even if the team was led by both G-d and Superman, that Warwick's operating telecom business could even be made to grow its revenues and profits.

The following stock graph illustrates what happened to a comparable, in size and make up, local telephone company, Hector Communications, which faced a problem very similar to that which Warwick is facing today.

The contrast is indeed enlightening. Hector Communications astutely recognized the competitive threat it faced. It put itself up for sale to the highest bidder and in November, 2006 the company was sold for $36.40 in cash, a gain of 160% from the $14 per share level at which the company's stock was trading at in November 2003.

[ graph of Hector Communications vs. WWVY ]
[ Hector's stock increases, WWVY stock descreases ]


WOULDN'T YOU PREFER TO END UP LIKE HECTOR
COMMUNICATIONS AS OPPOSED TO THE
DIRECTION THE COMPANY IS CURRENTLY
HEADING?


As we mentioned to you yesterday, your wealth may not be at stake ? Ms Bloss, and Misters Alario, Mello and Gray are not even stockholders of Warwick ? but your reputation is at stake.

We have been seeking to have a productive dialogue with the board and with management for nearly five years, two weeks ago Joe Morrow even promised to try and arrange one, but unfortunately we nor Joe have nothing to show for our efforts. That is why we cannot stress enough that the time for a sale is now and we hasten to point out your fiduciary responsibilities must be taken very seriously or you may position yourself to be accused of violating these very duties and responsibilities.

Take another look at the graph above and ask yourself this question: ?Which is the direction I want for Warwick? At this point in time you, the board, can make that decision.


Sincerely,

Lawrence J. Goldstein

Cc:	Mr. Zigmund C. Nowicki, Jr.
	Corporate Secretary

	** Please forward a copy of this letter to each Board Member and confirm with us that this has been done **